Mail Stop 4561
Via fax (613) 738-7442

July 17, 2007

Tom Manley
Senior Vice President, Finance & Administration
and Chief Financial Officer
Cognos Inc.
3755 Riverside Drive
P.O. Box 9707, Station T
Ottawa, ON Canada K1G 4K9

> **Re: Cognos Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2005**
> **Filed April 27, 2007**
> **File No. 033-72402**

Dear Mr. Manley:

We have reviewed your response to our letter dated June 8, 2007 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended February 28, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

SEC Review, page 31

1.   We note in your response to prior comment no. 1 that your disclosure was quoted verbatim from language included in a letter received from the Staff dated July 20, 2006. The language in this letter relates to the Company's historical revenue

recognition policy under SOP 97-2 and, as you confirmed in your response, the conclusions reached by the Staff during our previous review do not preclude us from issuing further comments with regards to your SOP 97-2 revenue recognition policy in future reviews. Your current disclosures, however, do not present this clearly. In addition, your disclosures should provide a more detailed discussion of the Staff's review. For instance, the disclosures should include a discussion of the significant changes to your process of analyzing VSOE, which were the direct result of the Staff's comment process. Also, you should clarify that the Company continues to perform your analysis on a semi-annual basis in accordance with the methodology established during our comment process. If the Company continues to include a discussion of the SEC Review in your future filings, then please revise such disclosures to incorporate the Staff's comment. Alternatively, you can remove the section entitled SEC Review in its entirety from your future filings.

Note 4. Intangible Assets, 86

2.   We note in your response to prior comment no. 5 that Question 17 to the SFAS 86 Staff Implementation Guide does not specifically address the treatment of technology acquired through a business combination and is not analogous because the technology amortized in your income statement is acquired technology purchased in a business combination that is not meant for ongoing separate sales as a whole software product but rather becomes a module of your larger stack of products. However we also note in your response that the acquired technology is integrated into the current and future software products sold to your customers. As a result of this technology being included in the software products that you sell to your customers, it is still not clear why you believe that classifying the amortization as an operating expense is appropriate. Absent a more compelling argument as to why you believe such amortization should classified as operating expenses, should this amortization become material to the Company's financial statements in the future, please revise to include such amounts as cost of revenues.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief